Exhibit 3.67
Translation
ARTICLES OF ASSOCIATION
OF
HAYES LEMMERZ HOLDING GMBH
§ 1
NAME AND SEAT
1.1	The name of the company is
Hayes Lemmerz Holding GmbH.
1.2	The company’s registered seat is in Königswinter.
§ 2
OBJECT OF THE ENTERPRISE
2.1	Object of the enterprise is the holding of participations in other companies and the control of the Hayes Lemmerz company group, furthermore the manufacture of and the trade with objects of the metal and plastics industry, in particular automobile and truck wheels, wheel rims and other objects of the automobile industry, as well as carrying out respective repairs and the production and sale of steel, by the company itself or through associated companies.
2.2	The company is allowed to take all actions that are appropriate to directly or indirectly serve the above mentioned purpose.

2.3	The company is allowed to form, lease, acquire, or invest in, identical or similar enterprises and to establish branches at home and abroad.
§ 3
SHARE CAPITAL,
ORIGINAL CAPITAL SHARES
3.1	The share capital of the company amounts to € 55,220,000.00 (in words: Euro fifty five million two hundred twenty thousand).

3.2	Hayes Lemmerz Fabricated Holding B.V., Rotterdam holds one share with a par value of € 55,220,000.00.
§ 4
BUSINESS YEAR
Until 31 December 2004, the business year is identical to the calendar year. In the calendar year 2005, the business year will be changed in that it deviates from the calendar year. The period from 1 January 2005 until 31 January 2005 will be an abbreviated business year. Beginning on 1 February 2005 the business year will start on 1 February and end on 31 January of each year.

§ 5
MANAGEMENT, REPRESENTATION
5.1	The company has one or more managing directors. The appointment and dismissal of managing directors shall be incumbent upon the shareholders.
5.2	If only one managing director is appointed, he/she shall represent the company alone. If more than one managing directors are appointed, the company shall be represented by either two managing directors or one managing director together with a prokurist.
5.3	If the company has more than one managing director, the shareholders may authorize individual or all managing directors to represent the company alone. The shareholders may exempt the managing director(s) from the restrictions imposed by § 181 of the Civil Code.
5.4	Without prejudice to the managing directors’ right to represent the company vis-à-vis third parties, the managing directors, vis-à-vis the company, are under the obligation to follow instructions resolved by the shareholders in general or for certain individual cases.
§ 6
FINANCIAL STATEMENTS
6.1	The management shall prepare the financial statements including appendix (balance sheet including profit and loss statement) as well as the situation report within the legal time limits and, immediately afterwards, submit them to the shareholders for the purpose of adopting the financial statements.
6.2	The appropriation of the profits shall be resolved on by the shareholders’ meeting which may resolve to distribute the profits, to allocate them to reserves in whole or in part or to use them other than dividends. The shareholders’ meeting may also determine the maturity of the dividends in deviation of statutory law. The shareholders’ meeting has also the right to resolve on the distribution of advance dividends out of the prospective annual surplus.
§ 7
CALLING OF SHAREHOLDER’ MEETINGS
7.1	Within the first eight months the annual ordinary shareholders’ meeting shall be held. In this shareholders’ meeting resolutions on the following matters shall be passed:
a) Adoption of the financial statements for the previous business year,
b) Distribution of net profits,

c) Approval of the management’s activities.
7.2	The shareholders’ meeting shall be convened by the management. The invitation including the agenda has to be sent by registered mail with a notice period of at least 14 days. The day of dispatch and the day of the meeting shall not be taken into account.
7.3	Meeting place is Königswinter unless the management determines a different meeting place.
7.4	Shareholders whose aggregate shares are equivalent to 1/10th of the share capital are entitled to request the calling of a shareholders’ meeting by stating the purpose and the reason of such shareholders’ meeting together with their request. Should the management not comply with such request within one month, the shareholders who made the request are entitled to call the shareholders’ meeting themselves. In doing so the shareholders have to meet the form requirements and observe the notice periods as set forth in § 7.2.
§ 8
PASSING OF RESOLUTIONS
IN THE SHAREHOLDERS’ MEETING
8.1	Shareholders’ resolutions are passed in meetings. Outside of meetings resolutions may be passed by way of a voting in written form, by telex, facsimile or telegram, orally or by telephone unless mandatory law requires a different form, provided, however, that every shareholder participates in such voting procedure.
8.2	The shareholders’ meeting has a quorum if at least 3/4 of the share capital is represented. If this is not the case, a new shareholders’ meeting has to be called pursuant to § 7.2. The new shareholders’ meeting shall have a quorum in any event if the invitation informs about this consequence.
8.3	In a shareholders’ meeting each € 50.00 of a share grant one vote.
8.4	Resolutions are passed with simple majority of the votes cast unless mandatory law or these articles of association require a higher majority.
8.5	Immediately after the passing of a resolution a protocol of the resolution has to be prepared and signed by the chairman. A copy of the protocol has to be sent to each shareholder.
8.6	Legal actions with which shareholders’ resolutions are challenged have to be taken not later than two months after receipt of the copy of the protocol.
§ 9
TRANSFER OF SHARES
In order to be effective any transfer of shares or parts of shares shall require the consent of all shareholders.

§ 10
DURATION OF THE COMPANY
The company shall be concluded for an indefinite period of time.
§ 11
LIQUIDATION
11.1	In case the company is liquidated the liquidation will be carried out by the managing directors.
11.2	The liquidators may enter into new transactions in order to terminate pending transactions.
§ 12
PUBLICATIONS
The publications of the company shall be made in the electronic Federal Gazette.
§ 13
SEVERABILITY CLAUSE
The invalidity of single provisions of these articles of association does not affect the validity of theses articles of association as a whole unless the principle of good faith provides otherwise. In such a case the invalid provision shall be re-interpreted or amended in such a way as to ensure that the intended commercial and legal purpose is achieved. The same applies if the execution of theses articles of association reveals a gap that need to be filled.